Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 3, 2010
Relating to Preliminary Prospectus dated June 3, 2010
Registration No. 333-165174
WELSH PROPERTY TRUST, INC.
FREE WRITING PROSPECTUS
This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated June 3, 2010, included in Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-165174) of Welsh Property Trust, Inc., as filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2010 (as so amended, the “Registration Statement”), relating our proposed offer and sale of shares of our common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 21 of the revised preliminary prospectus.
References to “we,” “us” and “our,” our “operating partnership,” our “principals,” “fully diluted basis” and “OP units,” our “existing portfolio,” “joint venture portfolio” and “acquisition portfolio,” the “formation transactions” and “continuing investors,” and our “LTIP” are used in the manner described in our revised preliminary prospectus.
To review the revised preliminary prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1484830/000095012310055524/c55029a5sv11za.htm

Reduction in estimated offering price and increase in number of shares offered	We expect the initial public offering price of our common stock to be between $16.00 and $16.50 per share. This represents a decrease from the price range of $19.00 to $21.00 per share indicated in the preliminary prospectus dated May 21, 2010 relating to these securities. The information below reflects the issuance of the common stock at an assumed initial public offering price of $16.25 per share, the mid-point of the revised anticipated price range.

We are offering 20,923,077 shares of our common stock as described in the revised preliminary prospectus dated June 3, 2010. This represents an increase from the 17,500,000 shares indicated in the preliminary prospectus dated May 21, 2010. In addition, the underwriters’ over-allotment option has been increased from 2,625,000 shares to 3,138,461 shares. The information below assumes the underwriters’ over-allotment option is not exercised.

As a result of these changes, the estimated gross offering proceeds will be approximately $340.0 million. This represents a decrease from the $350.0 million of gross proceeds indicated in the preliminary prospectus dated May 21, 2010. However, due to a reduction in estimated expenses of the offering, our estimated net offering proceeds will remain at approximately $315.2 million.

Increase in annualized dividend per share and annual dividend rate	We intend to pay a pro rata dividend with respect to the period commencing on the completion of our initial public offering and ending June 30, 2010, based on a dividend of $0.28 for a full quarter. On an annualized basis, this would be $1.12 per share, or an annual dividend rate of 6.9% based on the mid-point of the revised initial public offering price range indicated above. These represent increases from the $1.00 annualized pro rata dividend per share and the 5.0% annual dividend rate indicated in the preliminary prospectus dated May 21, 2010.

The $1.12 per share dividend amount represents approximately 112.2% of our estimated cash available for distribution for the 12 months ending March 31, 2011 calculated as described in “Distribution Policy” in the revised preliminary prospectus dated June 3, 2010. Accordingly, we currently expect that we will be unable to pay our estimated initial annual distribution to stockholders and OP unitholders out of estimated cash available for distribution for the 12 months ending March 31, 2011 as calculated in “Distribution Policy.” Unless our operating cash flow increases, we will be required either to fund future distributions from borrowings under our syndicated credit facility or to reduce such distributions. If we need to borrow funds on a regular basis to meet our distribution requirements or if we reduce the amount of our distribution, our stock price may be adversely affected. See “Risk Factors — Our ability to pay our estimated initial annual distribution, which represents approximately 112.2% of our estimated cash available for distribution for the 12 months ended March 31, 2011, depends upon our actual operating results, and we may have to borrow funds under our syndicated credit facility to pay this distribution, which could slow our growth” in the revised preliminary prospectus dated June 3, 2010.

Restructuring and reduction of consideration paid for services business	We have reduced the consideration payable to our principals in exchange for the contribution of the services business from approximately 3.8 million OP units (determined pursuant to the formula set forth in the preliminary prospectus dated May 21, 2010 and based on an assumed initial public offering price of $20.00 per share, the mid-point of the prior initial public offering price range) to OP units having a value of $10.0 million (or approximately 615,385 OP units, based on the mid-point of the revised initial public offering price range indicated above).

In addition, our principals will have the possibility of receiving an additional number of OP units equal to $15.0 million divided by the initial public offering price of the common stock in the offering, (or 923,077 OP units, based on the mid-point of the revised initial public offering price range indicated above), subject to the achievement of a certain performance threshold. Under the contribution agreement relating to our services business, our principals will collectively receive the additional $15.0 million in OP units only if our common stock outperforms the FTSE NAREIT All REIT Index by at least 3% in the aggregate for the five-year period that begins on the first trading day of our common stock on the New York Stock Exchange, or NYSE, and ends on the fifth anniversary of such date. The FTSE

NAREIT All REIT Index is a free float adjusted market capitalization-weighted index that includes all tax-qualified REITs listed on the NYSE, NYSE Amex and NASDAQ Stock Market.
Reduction in consideration paid for existing portfolio and joint venture portfolio	We have renegotiated with certain of our continuing investors (including our principals) the terms of their contributions to reduce by approximately $14.2 million the value of the OP units to be paid to these continuing investors in exchange for their interests in certain of the properties within our existing portfolio and our principals’ economic interest in the joint venture portfolio. As a result of these changes, the aggregate value of the OP units to be issued in the formation transactions in respect of the property subsidiaries owning our existing portfolio and our principals’ economic interest in the joint venture portfolio has been reduced from approximately $117.5 million to approximately $103.2 million.

Total shares and OP units outstanding; ownership by officers and directors	As a result of these changes, following the completion of this offering, there will be:
➢ 20,940,608 shares of common stock outstanding
➢ 7,549,844 OP units outstanding
Accordingly, the total number of shares of common stock and OP units outstanding upon completion of the offering will be 28,490,452.
Further, as a result of these changes, our executive officers and directors will collectively own approximately 7.8% of our outstanding common stock on a fully diluted basis.
The foregoing amounts and percentages exclude up to 3,138,461 shares of common stock issuable upon exercise of the underwriters’ over-allotment option, up to 360,526 shares of common stock contingently issuable upon the vesting of performance based restricted stock units to be granted under our LTIP, additional shares available for future issuance under our LTIP and an additional 923,077 OP units that our principals have the possibility of receiving as consideration for our services business.

Updated pro forma financial information	The revised preliminary prospectus dated June 3, 2010 includes updated pro forma financial information reflecting the changes described above. In particular, the restructuring of the contribution terms of the services business has resulted in the services business being allocated a fair value of approximately $12.4 million (represented by the issuance of OP units with a fixed value of $10.0 million and a fair value of approximately $2.4 million for the contingent consideration of $15.0 million in OP units described above). The contribution of the services business had previously been accounted for based on its aggregate book value of approximately $601,000. See our unaudited pro forma condensed consolidated financial statements and related notes included in the revised preliminary prospectus dated June 3, 2010.

Update regarding status of lender consents	As of the date of this free writing prospectus, we have obtained or have been informed by lenders or servicers that we can expect to obtain consents, or no consents are required, for properties in our existing portfolio covering approximately $383.6 million of outstanding indebtedness as of March 31, 2010. We remain in the lender review process with regard to only approximately $22.1 million of outstanding indebtedness, comprised of approximately $10.3 million of indebtedness on 600–638 Lambert Pointe Drive, $9.2 million of indebtedness on 601–627 Lambert Pointe Drive and $2.6 million of indebtedness on 9835-9925 13th Avenue.
THE ISSUER’S CENTRAL INDEX KEY (“CIK”) ON THE SEC WEB SITE IS: 0001484830.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.
YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING UBS INVESTMENT BANK, 299 PARK AVENUE, NEW YORK, NY 10171, ATTN: PROSPECTUS DEPARTMENT, (888) 827-7275, OR J.P. MORGAN VIA BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717, (866) 803-9204.
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